Exhibit 99.2

July 6, 2015

Dear Shareholder,

Following the success of Check-Cap Ltd.’s initial public offering in the United States and the listing of it shares on the Nasdaq Stock Market earlier this year, our board of directors, with the full support and collaboration of management, has determined that it is in the best interest of our company to employ executive management services in the United States and engage Mr. William (Bill) Densel as our Chief Executive Officer.

A primary reason for this decision is to support Check-Cap’s objective of commercializing our product in the United States.  This will require the execution of our clinical, regulatory and reimbursement strategies, including the successful completion of a U.S. pivotal study, which is expected to commence in 2016, and engagement with the U.S. Food and Drug Administration and public/private reimbursement entities.  Thus, the board of directors has determined that while the business and operation of the company in Israel will remain unchanged, our business development activities will be advanced with a U.S. presence.

Check-Cap engaged Bill Densel earlier this year as its President of U.S. Operations and, subject to shareholder approval, has approved his engagement as its Chief Executive Officer.  Bill brings a 25-year leadership career, including in his most recent role as Chief Executive Officer of Beacon Endoscopic, Inc., a company specializing in advanced endoscopy devices, which was acquired by Covidien plc.  Bill has also served as General Manager, CardioSCORE for BG Medicine Inc., a cardiovascular diagnostics company, and Chief Executive Officer of Dune Medical Devices, Inc., a company focused on devices for the intraoperative identification of cancerous tissues.  In addition, Bill has held senior management positions at Hologic Corporation (formerly Cytyc Corporation), Boston Scientific Corporation, and Genzyme Biosurgery.  Bill served as a Special Operations Officer in the U.S. Navy, and received a BA degree in Economics from Duke University.

Check-Cap recently completed the incorporation of a wholly-owned U.S. subsidiary (Check-Cap U.S. Inc.) and is in the process of opening an office in the Boston, Massachusetts area.  The U.S. subsidiary will provide the company with executive management services, including clinical and regulatory services.  The Israeli site will continue its existing activities and will enhance our research and development and the clinical development of our technology in Israel and Europe, and will be managed by our Chief Operations Officer.

We are enclosing with this letter a Notice and Proxy Statement for an Extraordinary General Meeting of Shareholders to be held on August 13, 2015, which includes a proposal for the approval of the terms of engagement of Bill Densel as Chief Executive Officer.  Guy Neev, who has served as Chief Executive Officer since the company’s inception, will continue to support Bill throughout the transition.  Our board of directors and management team believe that this transition is the most appropriate step towards supporting our growth, achieving our objectives, and fulfilling our mission to prevent colon cancer by increasing patient acceptance and access to screening while creating value for our shareholders.

Sincerely, Tomer Kariv Chairman of the Board of Directors